

February 10, 2015

<u>Via E-mail</u>
Stanley Windhorn
CEO and Director
Green Meadow Products, Inc.
1010 Industrial Road, Ste. 70
Boulder City, Nevada 89005

  **Re: Green Meadow Products, Inc.**
    **Amendment No. 4 to Registration Statement on Form S-1**
    **Filed January 30, 2015**
    **File No. 333-198993**

Dear Mr. Windhorn:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to prior comment 1 and your revised disclosure on pages 10 and 20. Despite your stated belief that your product would not be classified as a drug because you do not make any claim for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals, we note that your prospectus and website continue to include statements identifying your "pain relief" product as "formulated with the goals of helping to relieve inflammation while encouraging healthy production of connective tissue such as joint cartilage and encouraging the production of joint fluid." These statements appear to make a claim that your product may be used in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals such that the FDA could determine that your product is a drug.

  Please expand the disclosure in your prospectus summary, risk factors, and regulatory section to acknowledge that these statements and any similar statements made in your efforts to market or sell your product could lead the FDA to conclude that you are marketing an unapproved drug and could potentially lead to an FDA enforcement action against you.  Please also remove any statement in your prospectus indicating that you do not make any claim for use in the diagnosis, cure, mitigation, treatment, or prevention of disease in man or other animals as this statement is inconsistent with the aforementioned claims that you make elsewhere about the use of your pain relief product.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kei Nakada at (202) 551-3659 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc:    Mont E. Tanner
2950 East Flamingo Road, Suite G
Las Vegas, Nevada, 89121